RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

22nd October, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 22nd October, 2009 intimating about convening the Board Meeting to consider and approve unaudited financial result for the quarter and half year ended 30th September, 2009.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

09047214

Encl: As Above

10/26

Fne. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2009 OCT 26 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

22nd October, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the quarter and half year ended 30th September, 2009.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, the 30th October, 2009, inter alia, to consider and approve the Unaudited Financial Results for the quarter and half year ended 30th September, 2009.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2009 OCT 26 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

20th October, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements of the Listing Agreement.

(1) Compliance Report on Corporate Governance for the quarter ended 30th September, 2009.

(2) Shareholding pattern for the quarter ended 30th September, 2009.

(3) Free float indices for the quarter ended 30th September, 2009.

(4) Secretarial Audit Report for the quarter ended 30th September, 2009.

(5) Certificate under clause 47(c) of the Listing Agreement for the six months ended 30th September, 2009.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

Exe File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/03/2009-10

October 14, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th September, 2009.**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 30th September, 2009.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th September, 2009

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	

Reliance Communications Limited

RELIANCE Communications
Anil Dhirubhai Ambani Group

(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Reliance Communications Limited

Date: 14.10.2009

Reliance Communications
Anil Dhirubhai Ambani Group

File No. 82-35005

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/003/2009-10

October 20, 2009.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th September, 2009.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM			Quarter ended as on: 30th September, 2009					
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	Shares Pledged or otherwise encumbered: No of Shares Pledged (VIII)	As a percentage (IX=VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.48	0.48	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	37	1368295971	1368274468	66.77	66.29	159181411	11.63
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)	1	9200000	9200000	0.45	0.45	0	0.00
	Sub -Total (A)(1)	**49**	**1387341060**	**1387319457**	**67.70**	**67.22**	**159181411**	**11.47**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**49**	**1387341060**	**1387319457**	**67.70**	**67.22**	**159181411**	**11.47**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	304	347 04 770	34231805	1.69	1.68	0	0.00
(b)	Financial Institutions/Banks	408	3934310	3811554	0.19	0.19	0	0.00
(c)	Central Government/State Governments	62	1056375	56256	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	29	163385180	163378601	7.97	7.92	0	0.00
(f)	Foreign Institutional Investors	611	192885710	192762941	9.41	9.35	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1414**	**3959 66 345**	**394241157**	**19.32**	**19.18**	**0**	**0.00**
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	9229	48862207	48183793	2.38	2.37	0	0.00
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2061840	190906450	143672049	9.32	9.25	0	0.00
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	136	13428035	12850539	0.66	0.65	0	0.00
(c)	Any Other (Specify)						N/A	N/A
1	NRIs/OCBs	20990	12859385	8932697	0.63	0.62	0	0.00
	Sub -Total (B)(2)	**2092195**	**266056077**	**213639078**	**12.98**	**12.89**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2093609**	**6620 22 422**	**607880235**	**32.30**	**32.07**	**0**	**0.00**
	TOTAL (A) +(B)	**2093658**	**20493 63 482**	**1995199692**	**100.00**	**99.29**	**159181411**	**7.77**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**14663399**	**14663399**	**0.00**	**0.71**	**0**	**0.00**
	GRAND TOTAL (A)+(B)+(C)	**2093659**	**20640 26 881**	**2009863091**	**100.00**	**100.00**	**159181411**	**7.71**

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 30.09.2009)

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No (I)	Name of the shareholder (II)	Total Shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	As a % of Grand Total (A)+(B)+(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (VII)
1	AAA Communication Private Limited	1 11 78 84 828	54.16	159181411	14.24	7.71
2	AAA Industries Private Limited	9 51 12 672	4.61	0	0.00	0.00
3	ADA Enterprises and Ventures Private Limited	9 51 12 672	4.61	0	0.00	0.00
4	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15	0	0.00	0.00
5	Mast Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	0	0.00	0.00
6	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
7	Reliance ADA Group Trustees Private Limited - Trusees of RCOM ESOS Trust	92 00 000	0.45	0	0.00	0.00
8	Reliance Capital Limited	1 14 41 758	0.55	0	0.00	0.00
9	Reliance General Insurance Co Ltd	90 000	0.00	0	0.00	0.00
10	Reliance Innoventures Private Limited	1 15 29 001	0.56	0	0.00	0.00
11	Shri Anil D. Ambani	18 59 171	0.09	0	0.00	0.00
12	Smt. Kokila D. Ambani	46 65 227	0.23	0	0.00	0.00
13	Smt. Tina A. Ambani	16 50 832	0.08	0	0.00	0.00
14	Solaris Information Technologies Private Limited	1 58 50 000	0.77	0	0.00	0.00
15	Sonata Investments Limited	1 82 75 000	0.89	0	0.00	0.00
	TOTAL	**1 38 73 41 060**	**67.22**	**159181411**	**11.47**	7.71

Reliance Communications Limited *

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 30.09.2009)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	149702997	7.25
	TOTAL	**149702997**	**7.25**

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.09.2009)

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Catoegory of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
	TOTAL		205371142	9.95

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.09.2009)

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	14663399	14663399	0.71
	TOTAL		**14663399**	**0.71**

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -30.09.2009)

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	N/A	N/A	Nil	-
	TOTAL		0	0.00

Reliance Communications Limited

Rule 12g3-2(b) File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 14, 2009

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th September, 2009 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

	Scrip Code	532712 Quarter ended	30th September, 2009
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 33 84 89 213	64.85
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 90 06 758	1.89
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 38 73 41 060**	**67.22**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 38 73 41 060**	**67.22**

....contd

Reliance Communications Limited

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	20 43 08 011	9.90
2	Indian Corporate Bodies/Trusts/Partnerships	4 88 62 207	2.37
3	Independent Directors & Relatives	698	0.00
4	Present Employees	3 774	0.00
5	Banks/Financial Institutions	39 34 310	0.19
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 56 375	0.05
8	Insurance Companies	16 33 85 180	7.92
9	Mutual Funds	3 47 04 770	1.68
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**45 62 55 325**	**22.11**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 88 479	0.01
15	Foreign Institutional Investors (SEBI-registered)	19 28 85 710	9.35
16	Non Resident Indians (Individuals)	1 25 70 906	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**20 57 45 095**	**9.97**
C	GDRs/ADRs/ADSs	1 46 63 399	0.71
	Sub Total C	**1 46 63 399**	**0.71**
D	OTHERS (Please specify here________________)		
	Pending confirmation	22 002	0.00
	Sub Total D	**22 002**	**0.00**
	Sub Total II	**67 66 85 821**	**32.78**
	Grand Total	**2 06 40 26 881**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**1 38 73 41 060**	67.22
Total Free-float	**67 66 85 821**	32.78
Grand Total	**2 06 40 26 881**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 84 36 18 387**	89.32
Total Foreign Holding	**22 04 08 494**	10.68
Grand Total	**2 06 40 26 881**	**100.00**

Reliance Communications Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code 532712 **Quarter Ended** 30th September, 2009

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	AAA COMMUNICATION PRIVATE LIMITED	1 11 78 84 828	54.16	I-A-2
7	AAA INDUSTRIES PRIVATE LIMITED	9 51 12 672	4.61	I-A-2
8	ADA ENTERPRISES AND VENTURES PRIVATE LIMITED	9 51 12 672	4.61	I-A-2
9	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
10	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
11	SOLARIS INFORMATION TECHNOLOGIES PRIVATE LIMITED	1 58 50 000	0.77	I-A-2
12	RELIANCE ADA GROUP TRUSTEES PRIVATE LIMITED - TRUSEES OF RCOM ESOS TRUST	92 00 000	0.45	I-A-3
13	RELIANCE CAPITAL LIMITED	1 14 41 758	0.55	I-A-3
14	SONATA INVESTMENTS LIMITED	1 82 75 000	0.89	I-A-3
15	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
	Total	**1 38 73 41 060**	**67.22**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED					
	Scrip Code	532712		Quarter Ended	30th September, 2009
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	14 97 02 997	7.25	II-A-8	NIL
	Total	**14 97 02 997**	**7.25**		

Reliance Communications Limited

Rule File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 20, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September, 2009

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th September, 2009, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

HARIBHAKTI & CO.
Chartered Accountants

42, Free Press House, 215, Nariman Point, Mumbai - 400 021. India. B: + 91 22 66391 101-4 | F: + 91 22 22856237
Plot No. 56, Road No.17, MIDC, Andheri (E) Mumbai - 400 093. India B: +91 22 6672 9999 | F: + 91 22 66729777
E: hbhakti@vsnl.com | www.bdoharibhakti.com

Ref.No. RAS-147/H-10102/HU

9th October 2009.

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communications Limited** (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**September 30, 2009**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	206 40 26 881	100.00
12	Held in dematerialised form in CDSL	5 29 87 569	2.57
13	Held in dematerialised form in NSDL	195 68 75 522	94.81
14	Physical	5 41 63 790	2.62
15	Total No. of Shares (12+13+14)	206 40 26 881	100.00

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	13	1 344	Delay in receipt of Physical DRFs & Share Certificates from DP.
	10	326	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**23**	**1 670**	
Pending for more than 21 days	1	18	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**1**	**18**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Company

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work
if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Huzeifa Unwala
National Head - RAS
M. No.: 105711

Mumbai, 9th October 2009.

Exg. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/47C/02/2009-10

October 20, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47(c) for the six months ended 30th September, 2009.**

In terms of Clause 47(c) of the Listing Agreement, we forward herewith a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st April, 2009 to 30th September, 2009.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st April, 2009 and ended on 30th September, 2009, all the 4131 valid documents lodged for transfer, excluding those where objections were raised on technical grounds, were dispatched within one month from the date of lodgement for transfer.

In the case of valid share certificates received for split/consolidation/renewal/exchange, the issue thereof was made within one month from the date of lodgment except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 20.10.09.

Place: Mumbai

DIPAK RACHCHHA & Co. C.P. No. 2191 Company Secretaries

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY